Brian F. Faulkner
                               A PROFESSIONAL LAW CORPORATION
     27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
            T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                   E: BRIFFAULK@AOL.COM


VIA FEDERAL EXPRESS AND EDGAR


July 5, 2005


H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  RMD Technologies, Inc.
     Amendment No. 1 to Registration Statement on Form 10-SB
     File No. 0-51109
     Filed April 5, 2005

Dear Mr. Owings:

     This letter is in response to your letter of April 22, 2005 with regard to Amendment No. 1 to the Form 10-SB registration statement of RMD Technologies, Inc., a California corporation ("Company"), filed on April 5, 2005. Each comment point in your letter will be addressed below and in an amended Form 10-SB to be filed on EDGAR:

     1. Two marked copies of the amended Form 10-SB will be forwarded to your office.

     2. The noted section had been revised. All relevant support has been included as an attachment to this letter.

     3.  Supplement support is attached and marked accordingly.

     4.  The requested change has been made.

     5. Changes noted have been made to more accurately reflect the total amounts recycled.

     6. Sales and recycling amounts now agree with the financial statements.

     7. The Results of Operations for the Nine Months Ended February 28, 2005 agree with the financial statements.

     8.  Requested analysis made to Operating Activities section of the MD&A.

     9. Discussion added on how the Company expects current operations to affect liquidity.

     10. The Company has added to the MD&A a description of material commitments for capital expenditures and the expected sources of funds for such expenditures.

     11. Shares were issued to Pat and Suzanne Galliher for consulting services provided in relation to setting up the business. The fee charged by each of them was equal to the number of shares issued to them at par value. Since Company shares are not currently trading in a public market, the par value valuation is appropriate. John
Fleming provided consulting services to the Company on how best to seek outside funding and the procedure for taking the company public. He billed the company at his standard billing rate for this type of service and accepted stock as payment. Again, the stock was valued at par due to its limited trading ability. This is all done in accordance with GAAP.

     12. The financial statements have been updated through February 28, 2005.

     13. The updated interim financial statements include appropriate note disclosure consistent with the requirements of Item 310(b) of Regulation S-B and related instructions.

     14. Losses on sales of assets have been included in all the financial statements included in the amended document.

     15.  The Statements of Cash Flows has been changed as noted.

     16 & 17.  The Statements of Operations has been amended as noted.

     18.  Changed as noted in the financial statements included.

     Inventory cost consists of the costs of personnel, freight charges, and general and administrative costs that are clearly related to production as a result of refurbishing electronic equipment for sale. Currently, these costs are extremely minimal, incidental to our overall business structure, and extremely difficult to individually track. For example, the cost of personnel incurred during the refurbishing process is typically less than five minutes a day. The procedure the employee goes through to sort electronic components for disposal has a side benefit of yielding one or two items that may be resellable each day. Freight charges are nonexistent since the Company is paid to pick up the equipment for recycling and bills out any shipping charges when refurbished equipment is resold. General and administrative costs consist only of wages paid to an employee to maintain advertising of items for sale and are not clearly related to production. ARB No. 43 requires this type to cost to be treated as a period cost, rather than capitalizing it, since it is not related to production, do not result in changing the product in an way, and is properly considered a selling expense. Based on these reasons, we feel that any cost of inventory is so incidental as to make it virtually impossible to isolate for purposes of financial statement reporting. As a result, the Company has capitalized any costs as inventory.

     19.  Changed as noted in the financial statements included.

     20. As disclosed in the revised notes to the audited financial statements, all sales are prepaid on an "as-is" basis, FOB shipping point, and the Company does not accept returns. Title passes to the customer at the time of sale.

     21.  Comment is noted for future filings.

     I have enclosed two marked copies of the filed Form 10-SB/A
(Amendment No. 2) showing the changes made per this letter.

     Should you have any additional comments or questions, please feel free to contact me.

                                       Sincerely,



                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Pat Galliher, RMD Technologies, Inc.